Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

Stage Stores Reports February Sales

Announces Participation at Bank of America Merrill Lynch Consumer Conference

HOUSTON, TX, March 4, 2010 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week February period ended February 27, 2010 decreased 2.1% to $99 million from $101 million in the prior year four week period ended February 28, 2009. Comparable store sales decreased 3.9% this year versus a decrease of 8.6% last year.

Cosmetics, juniors, outerwear and young men's achieved comparable store sales increases during February. Accessories and children's performed better than the Company average. The Southeast region, which achieved a comparable store sales increase during the month, was the Company's best performing region. The Mid Atlantic and Northeast regions, which were hurt by adverse weather conditions, were the Company's weakest regions.

Andy Hall, President and Chief Executive Officer, commented, "A good early response to our spring merchandise was not enough to overcome the negative impact of unseasonably cold temperatures in the South and several major snow storms."

<u>Store Activity</u>

There were no store openings or closings during February. In March, the Company expects to open twelve new stores, all of which will be opened under the Goody's name. Seven new store openings are planned for April.

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Bank of America Merrill Lynch 2010 Consumer Conference

Stage Stores also announced today that it will make a presentation at the Bank of America Merrill Lynch 2010 Consumer Conference on Wednesday, March 10, 2010, at 2:40 p.m. Eastern Time. The conference is being held at The New York Palace Hotel in New York City. A live webcast of the presentation will be available. To access the webcast, log on to the Company's web site at www.stagestoresinc.com and then click on Investor Relations, then Webcasts, then the webcast link. A replay of the presentation will be available online for approximately 30 days. The PowerPoint presentation that management will be using at the conference will be available for viewing on the Company's web site.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 758 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the number of new stores that the Company plans to open in March and April. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2009, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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